Exhibit 99.38

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Village Farms International, Inc. (“Village Farms”)

4700 – 80th Street

Delta, British Columbia

V4K 3N3

Item 2	Date of Material Change

December 4, 2017

Item 3	News Release

A news release was issued through CNW Group on December 4, 2017.

Item 4	Summary of Material Change

Village Farms announced that it has entered into an agreement with Beacon Securities Limited (“Beacon”), as lead underwriter, on its own behalf and on behalf of a syndicate of underwriters (together with Beacon, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 2,500,000 common shares (the “Offered Shares”) in the capital of Village Farms at a price of $5.40 per Offered Share for aggregate gross proceeds to Village Farms of $13,500,000 (the “Offering”).

Item 5	Full Description of Material Change

5.1 – Full Description of Material Change

Village Farms announced that it has entered into an agreement with Beacon, as lead underwriter, on its own behalf and on behalf of a syndicate of underwriters, pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, the Offered Shares in the capital of Village Farms at a price of $5.40 per Offered Share for aggregate gross proceeds to Village Farms of $13,500,000.

The closing of the Offering is expected to occur on or about December 21, 2017 and is subject to the completion of formal documentation and receipt of regulatory approval, including the approval of the Toronto Stock Exchange. The net proceeds of the Offering will be used to repay a portion of Village Farms’ term loan with a Canadian creditor, which will permit Village Farms to remove its 1.1 million square foot Delta 2 greenhouse facility as collateral against such term loan, and for general corporate and working capital purposes. It is a requirement of Village Farms’ joint venture (“Pure Sunfarms”) agreement for the production of cannabis that, should the option on the

Delta 2 greenhouse be exercised by Pure Sunfarms, the Delta 2 greenhouse be contributed to Pure Sunfarms on an unencumbered basis. The Offered Shares to be issued under the Offering will be offered by way of a short form prospectus to be filed in each of the Provinces of Canada (other than Quebec) and may be offered in the United States to Qualified Institutional Buyers pursuant to exemptions from the registration requirements under rule 144A of the United States Securities Act of 1933, as amended, in a manner that does not require the Offered Shares to be registered in the United States. The Offered Shares may be also sold in such other jurisdictions as Village Farms and Beacon may agree.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, at (407) 936-1190, ext. 340.

Item 9	Date of Report

December 5, 2017.